UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 11-K/A

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012

or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 001-32318

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Devon Energy Corporation Incentive Savings Plan

B.	Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

Devon Energy Corporation

333 West Sheridan Avenue

Oklahoma City, OK 73102-5015

EXPLANATORY NOTE

This Form 11-K/A is being filed to amend and restate the Form 11-K filed June 27, 2013 with respect to the Devon Energy Corporation Incentive Savings Plan. The original Form 11-K failed to attach the consent of the Independent Registered Public Accounting Firm. The consent is attached to this Form 11-K/A. The original Form 11-K is not otherwise changed.

DEVON ENERGY CORPORATION INCENTIVE SAVINGS PLAN

FORM 11-K

Report of Independent Registered Public Accounting Firm

Plan Administrator

Devon Energy Corporation Incentive Savings Plan

We have audited the accompanying statements of net assets available for benefits of Devon Energy Corporation Incentive Savings Plan (the “Plan”) as of December 31, 2012 and 2011, and the related statement of changes in net assets available for benefits for the year ended December 31, 2012. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Devon Energy Corporation Incentive Savings Plan as of December 31, 2012 and 2011, and the changes in net assets available for benefits for the year ended December 31, 2012 in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2012 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

/s/ GRANT THORNTON LLP

Oklahoma City, Oklahoma

June 27, 2013

DEVON ENERGY CORPORATION INCENTIVE SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2012	2011
ASSETS
Investments, at fair value	$638,987,799	$579,474,149
Employer contributions receivable	21,411,745	16,508,031
Notes receivable from participants	11,009,558	10,354,047
Other receivables	1,527,282	3,747,769

Total assets	672,936,384	610,083,996

LIABILITIES
Other liabilities	1,638,154	820,080

Total liabilities	1,638,154	820,080

Net assets reflecting all investments at fair value	671,298,230	609,263,916

Adjustment from fair value to contract value for fully benefit-responsive investment contracts held by a collective trust	(120,975)	198,924

NET ASSETS AVAILABLE FOR BENEFITS	$671,177,255	$609,462,840

See accompanying notes to financial statements

DEVON ENERGY CORPORATION INCENTIVE SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year Ended December 31,
2012
Additions:
Investment income:
Net appreciation in fair value of investments	$39,016,451
Dividend income	12,165,168
Interest income	59,517

Net investment income	51,241,136

Contributions:
Participant, including rollovers	34,142,684
Employer, net of forfeitures	37,992,147

Total contributions	72,134,831

Interest income on notes receivable from participants	454,072

Total additions	123,830,039

Deductions:
Distributions to participants	60,592,747
Administrative expenses	1,522,877

Total deductions	62,115,624

Net increase in net assets available for benefits	61,714,415

Net assets available for benefits:
Beginning of year	609,462,840

End of year	$671,177,255

See accompanying notes to financial statements

DEVON ENERGY CORPORATION INCENTIVE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

1. Description of Plan

The following description of the Devon Energy Corporation Incentive Savings Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the plan agreement and respective amendments for a more complete description of the Plan’s provisions.

General

The Plan is a multiple employer defined contribution plan covering substantially all United States employees of Devon Energy Corporation (“Devon”) and Thunder Creek Gas Services, LLC and is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). Employees are eligible to participate in the Plan as soon as administratively possible following the completion of one hour of service. There is no minimum age requirement for employees to be eligible.

The plan administrator is a committee of Devon employees who are appointed by, and serve at the direction of Devon (the “Benefits Committee”). The Benefits Committee is responsible for administration of the Plan, except for the duties related to selecting and monitoring the Plan’s investment options. The selection and monitoring of investment options, and related functions, is the responsibility of a separate committee of Devon employees who are appointed by, and serve at the direction of Devon (the “Investments Committee”).

Devon’s Board of Directors, or a committee thereof, has the sole responsibility for appointing and removing the Plan’s trustee, which is currently Fidelity Management Trust Company (the “Trustee”). Under the terms of an agreement between the Trustee and the Plan, the Trustee administers the Plan’s trust in accordance with instructions provided by the Benefits Committee.

Contributions

As defined in the Plan, participants may elect to contribute from 1% to 50% of their compensation to the Plan on a pre-tax basis or on a designated Roth basis (after-tax contributions). The combined pre-tax and designated Roth contributions are subject to limitations under the Internal Revenue Code (IRC). Participants who have attained age 50 before the end of the Plan year are eligible to make pre-tax or designated Roth catch-up contributions. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans (“Rollover Contributions”). Participant Rollover Contributions were approximately $3,334,000 during 2012.

Participants may receive an employer match on their contribution to the Plan in an amount determined annually by Devon. The amount of the matching contribution will vary according to the participant’s years of service and whether the participant is eligible for enhanced contributions. Participants employed subsequent to October 1, 2007 and participants who opted out of a separate defined benefit plan sponsored by Devon are eligible for enhanced contributions. During 2012, for all participants with at least five years of service, Devon contributed amounts equal to 100% of each participant’s contributions to the Plan, with the matching contribution being limited to the lesser of 6% of the participant’s compensation, or $15,000. For participants with less than five years of service, Devon’s matching contributions in 2012 were limited to the lesser of 3% of the participant’s compensation, or $7,500 (except that participants who were employed prior to October 1, 2007 and elected to continue to participate in a separate defined benefit plan were not eligible for enhanced contributions and received the higher matching contribution described in the preceding sentence even if they had less than five years of service).

Participants eligible for enhanced contributions also receive additional, nondiscretionary contributions by Devon calculated as a percentage of their compensation, as defined in the Plan. In 2012, the enhanced contribution percentage ranged from 8% to 16%, depending upon a participant’s years of service.

DEVON ENERGY CORPORATION INCENTIVE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS – CONTINUED

Participant Accounts

Each participant’s account is credited with the participant’s contribution, Devon’s contribution and allocations of earnings or losses on the investments selected by the participant, and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Investments

Participants direct their account balances to be invested in a number of investment options. Participants may change their investment options on a daily basis. Investment options of the Plan as of December 31, 2012 consist of mutual funds, equity securities, Devon common stock, money market funds, collective trust funds, stable value fund and Brokerage Link. Brokerage Link is a self-directed brokerage account that allows participants to invest in a wide variety of funds.

Vesting and Forfeitures

Participants are vested immediately in their contributions, plus the associated investment income or losses. For each year of service up to four years, a participant becomes 25% vested in employer contributions to their account and the associated investment income or losses. Participants will become vested upon a change of control of Devon, as defined in the Plan, or if the participant dies, becomes totally disabled or reaches age 65 while employed by Devon or another participating employer.

Upon a termination of service that results in nonvested amounts in a participant’s account, the nonvested portion is forfeited and used to reduce Devon’s future contributions. Employer contributions were reduced by $1,264,000 in 2012. As of December 31, 2012 and 2011, there were approximately $976,000 and $1,515,000, respectively, of forfeitures available to reduce future employer contributions.

Notes Receivable from Participants

Participants may borrow from their fund accounts and may have up to two loans outstanding at any time. Total borrowings may not exceed the lesser of 50% of a participant’s vested balance or $50,000. The loans are secured by the balance in the participants’ accounts. The loans bear interest at a fixed rate, which approximates the rate generally charged for consumer loans secured by certificates of deposit or marketable securities. The interest rates ranged from 4.25% to 9.75% at December 31, 2012. The terms of the loans may not exceed five years, except for loans used to purchase a primary residence, in which case the loan term generally will not exceed 15 years. Maturity dates ranged from January 2013 to December 2022 at December 31, 2012. Principal and interest is repaid through biweekly payroll deductions from the participants’ wages.

Payment of Benefits

While still employed, a participant who is age 59 1/2 or older may withdraw all or part of the vested interest in their account at any time. Participants who are still employed also may withdraw their Rollover Contributions regardless of age. In addition, participants who are still employed and who have taken all other withdrawals and loans available under the Plan may also request a withdrawal in an amount necessary to satisfy an immediate and heavy financial need.

On termination of service due to death, disability or upon retirement, participants (or a beneficiary in the case of death) may elect to receive either a lump-sum amount equal to the value of the participant’s vested interest in their account or equal installments (monthly, quarterly, semi-annually or annually) for any period less than the life expectancy of the participant and their beneficiary. For termination of service for other reasons, participants may receive the value of the vested interest in their account as a lump-sum distribution. Depending on the value of the participant’s vested interest in their account at the time of their termination of service, the value of the participant’s vested interest may be automatically paid in a lump-sum distribution, paid in a direct rollover or automatically rolled over to an individual retirement account or annuity established in the participant’s (or beneficiary’s) name.

DEVON ENERGY CORPORATION INCENTIVE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS – CONTINUED

2.	Summary of Significant Accounting Policies

The following are the significant accounting policies followed by the Plan in preparing the accompanying financial statements:

Basis of Presentation

The financial statements have been prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. Fair value is the price that would be received to sell the investment in an orderly transaction between market participants. This price is commonly referred to as the “exit price.” Fair value measurements are classified according to a hierarchy that prioritizes the inputs underlying the valuation techniques. This hierarchy consists of three broad levels:

•

Level 1 – Inputs consist of unadjusted quoted prices in active markets for identical assets and have the highest priority. When available, Level 1 inputs are used to measure fair value because they generally provide the most reliable evidence of fair value.

•

Level 2 – Inputs consist of quoted prices that are generally observable for the asset. Common examples of Level 2 inputs include quoted prices for similar assets in active markets or quoted prices for identical assets in markets not considered to be active.

•	Level 3 – Inputs are not observable from objective sources and have the lowest priority. The most common Level 3 fair value measurement is an internally developed cash flow model.

Realized gains or losses are calculated based on proceeds from the sale of investments and the fair value of the investments at the beginning of the plan year or at time of purchase if acquired during the current plan year. Unrealized appreciation or depreciation of the investments is calculated based on the fair value of the investments at the end of the plan year and the fair value of the investments at the beginning of the plan year or at time of purchase if acquired during the current plan year. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. The accompanying statements of net assets available for benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The accompanying Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis for fully benefit-responsive investment contracts. Contract value represents the principal balance of the underlying investment contracts, plus accrued interest at the stated contract rates, less withdrawals and administrative charges by the financial institutions. There are no material reserves against contract value for credit risk of the contract issuers or otherwise.

DEVON ENERGY CORPORATION INCENTIVE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS – CONTINUED

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded on the accrual basis. No allowance for credit losses has been recorded as of December 31, 2012 or 2011. Delinquent participant loans are reclassified as distributions based upon the terms of the plan document.

Payment of Benefits

Benefits are recorded when paid.

Administrative Expenses

Trustee, audit and certain other administrative fees are paid by Devon on behalf of the Plan and are excluded from these financial statements. Fees related to the administration of notes receivable from participants are charged directly to the participant’s account and are included in administrative expenses. Investment related expenses are included in net appreciation of fair value of investments.

3.	Fair Value Measurements

The following tables provide the Plan’s investments at fair value according to the fair value hierarchy. The Plan had no Level 3 investments as of December 31, 2012 and 2011. There have been no changes in the methodologies used at December 31, 2012 and 2011.

	As of December 31, 2012
		Fair Value Measurements Using:
	Total	Level 1 Inputs	Level 2 Inputs
Mutual funds:
Growth funds	$33,431,939	$33,431,939	$—
Fixed income funds	107,270,465	107,270,465	—
Balanced funds	28,098,073	28,098,073	—
Other funds	14,527,829	14,527,829	—

Total mutual funds	183,328,306	183,328,306	—

Equity securities:
Employer stock	57,229,169	57,229,169	—
Domestic large cap value	55,083,236	55,083,236	—
Domestic large cap growth	52,141,542	52,141,542	—
Domestic small cap value	35,592,002	35,592,002	—
Domestic small cap growth	24,838,748	24,838,748	—

Total equity securities	224,884,697	224,884,697	—

Money market funds	45,639,449	45,639,449	—

Collective trust funds:
U.S. equity index (1)	75,393,713	—	75,393,713
Stable value (2)	40,392,154	—	40,392,154
International equity index (3)	65,838,189	—	65,838,189
Real estate investment trust (4)	3,511,291	—	3,511,291

Total collective trust funds	185,135,347	—	185,135,347

Total investments	$638,987,799	$453,852,452	$185,135,347

DEVON ENERGY CORPORATION INCENTIVE SAVINGS PLAN

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – CONTINUED

	As of December 31, 2011
		Fair Value Measurements Using:
	Total	Level 1 Inputs	Level 2 Inputs
Mutual funds:
Growth funds	$50,680,396	$50,680,396	$—
Fixed income funds	94,446,068	94,446,068	—
Balanced funds	14,867,287	14,867,287	—
Other funds	12,092,463	12,092,463	—

Total mutual funds	172,086,214	172,086,214	—

Equity securities:
Employer stock	72,388,968	72,388,968	—
Domestic large cap value	50,406,623	50,406,623	—
Domestic large cap growth	46,579,746	46,579,746	—
Domestic small cap value	32,577,849	32,577,849	—
Domestic small cap growth	23,643,043	23,643,043	—

Total equity securities	225,596,229	225,596,229	—

Money market funds	54,097,012	54,097,012	—

Collective trust funds:
U.S. equity index (1)	61,110,240	—	61,110,240
Stable value (2)	42,927,580	—	42,927,580
International equity index (3)	20,845,608	—	20,845,608
Real estate investment trust (4)	2,811,266	—	2,811,266

Total collective trust funds	127,694,694	—	127,694,694

Total investments	$579,474,149	$451,779,455	$127,694,694

(1)	Investment fund seeks results that correspond generally to the price and yield performance, before fees and expenses, of the Russell 3000 index. This fund allows for daily redemptions with no unfunded commitments.
(2)	Investment fund seeks preservation of principal and to earn current income while tracking interest rates over the intermediate term by investing in a diversified portfolio of stable value contracts, including wrap contracts issued by insurance companies, banks and other financial institutions. This fund allows for daily redemptions with no unfunded commitments.
(3)	Investment fund seeks results that correspond generally to the price and yield performance, before fees and expenses, of the MSCI ACWI ex-U.S. IMI Index. This fund allows for daily redemptions with no unfunded commitments.
(4)	Investment fund seeks results through active management that correspond generally to the price and yield performance, after fees and expenses, of the FRSE NAREIT Equity REITS Index. This fund allows for daily redemptions with no unfunded commitments.

The following methods and assumptions were used to estimate the fair values in the tables above.

Level 1 Fair Value Measurements

Amounts consist primarily of mutual funds, equity securities and money market funds that are actively traded and can be redeemed upon demand. The fair values of these instruments are based upon quoted market prices.

DEVON ENERGY CORPORATION INCENTIVE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS – CONTINUED

Level 2 Fair Value Measurements

Amounts consist primarily of collective trust funds. These funds can be redeemed upon demand. The fair values are based upon the net asset values (“NAV”) provided by investment managers. The NAV is used as a practical expedient to estimate fair value. The NAV is based on the fair value of the underlying investments held by the fund less its liabilities. This practical expedient is not used when it is determined to be probable that the fund will sell the investment for an amount different than the reported NAV. Participant transactions (purchases and sales) may occur daily. In the event the Plan initiates a full redemption of one of the collective trusts, the investment managers reserve the right to temporarily delay withdrawal from the trust in order to ensure that securities liquidations will be carried out in an orderly business manner.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although these valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different estimate of fair value at the reporting date.

4.	Stable Value Fund

The PIMCO Stable Income Fund (the “Fund”) is a collective trust fund sponsored by SEI Trust Company. The beneficial interest of each participant is represented by units. Units are issued and redeemed daily at the Fund’s constant NAV of approximately $100 per unit. Distribution to the Fund’s unit holders are declared daily from the net investment income and automatically reinvested in the Fund on a monthly basis. It is the policy of the Fund to use its best efforts to maintain a stable net asset value of approximately $100 per unit, although, there is no guarantee that the Fund will be able to maintain this value.

The Fund has certain restrictions on withdrawals and transfers as follows. Withdrawals directed by the Plan require written notice to the Trustee. The Trustee shall notify the Plan that such request will be fulfilled as either, (1) a deferred book value plan withdrawal, which the Trustee will act in good faith to complete by the fifth business day of the month that follows the date that is 24 months after the Trustee’s receipt of the Plan’s request for a withdrawal or (2) an ordinary plan withdrawal to be completed on or prior to the first business day that is within 45 days of the Plan’s request for withdrawal. The methodology chosen by the Trustee will depend on the value of the Fund’s portfolio, taking into account any adverse market value adjustments applicable to such withdrawal under the Fund’s investment contracts.

Withdrawals made in order to accommodate distribution to participants, whether in-service or following termination of employment may be made on any business day. Withdrawals made in order to accommodate a participant-directed exchange to another investment option may be made on any business day, provided that the exchange is not directed to a competing fund (the Vanguard Money Market Fund or Brokerage Link). Transferred amounts must be held in a non-competing investment option for 90 days before subsequent transfers to a competing fund can occur. The Trustee reserves the right to delay participant withdrawals up to 30 days in order to maintain liquidity for the Trust or if it determines that an immediate withdrawal would have an adverse impact on the Trust.

The average yield earned by the Trust at December 31, 2012, representing the annualized earnings of all investments in the Trust divided by the period-end fair value of all investments in the Trust was 1.05%. The average yield earned by the Trust at December 31, 2012, representing the annualized earnings credited to participants in the Trust as of the last day of the period, divided by the period-end fair value of all investments in the Trust was 1.04%. Certain events may limit the ability of the Fund to realize the contract value of investment contracts and may therefore result in payments to participants that reflect fair value rather than contract value. Such events include, but are not limited to, certain amendments to the Plan documents or the Fund’s investment guidelines that are not approved by issuers of investment contracts, failure to comply with certain contract provisions, complete or partial termination of the Plan or merger with another plan or bankruptcy of the Plan. The Benefits and Investments Committees believe that the occurrence of events that would cause the Fund to transact at less than contract value is not probable.

DEVON ENERGY CORPORATION INCENTIVE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS – CONTINUED

5.	Plan Termination

Although Devon has not expressed any intent to terminate the Plan, it may do so at any time. Benefits owed to participants are not actuarially determined and the aggregate vested benefits are limited to the Plan’s net assets available for plan benefits. In the event of the Plan’s termination, participants would become 100% vested in their accounts.

6.	Plan Investment Assets

Following is a schedule of the Plan’s investments that exceed 5% of the Plan’s net assets at December 31, 2012 and 2011, and the fair value of such investments:

	2012					2011
	Number of shares or units		Fair value			Number of shares or units		Fair value
PIMCO Total Return Fund	6,857,697			$77,080,517		6,473,534		$70,367,314
BlackRock, Inc. U.S. Equity Index	5,174,586			$75,393,713		4,881,010		$61,110,241
BlackRock, Inc. International Equity Index	5,878,410			$65,838,189			*		*
Devon Energy Corporation Common Stock	1,099,715			$57,229,169		1,167,564		$72,388,968
PIMCO Stable Income Fund	401,067			$40,392,154		—		$—
Vanguard Prime Money Market Fund	34,424,570			$34,424,570		37,574,748		$37,574,748
SEI Stable Asset Fund	—			$—		42,927,580		$42,927,580
Artisan International Fund		*	$		*	1,580,116		$31,333,701

*	Investment did not represent five percent or more of the Plan’s net assets.

During 2012, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

Mutual funds	$16,018,250
Collective trust funds	17,811,735
Equity securities	5,186,466

$39,016,451

7.	Related Party Transactions

The Trustee and Devon are parties in interest as defined by ERISA. Certain plan investments are shares of mutual funds managed by Fidelity Management & Research Company, which is an affiliate of the Trustee. The Trustee also invests certain Plan assets in the Devon Stock Fund. Such transactions qualify as party-in-interest transactions permitted by the Department of Labor regulations.

8.	Tax Status

The Internal Revenue Service has determined and informed Devon by a letter dated April 16, 2010, that the Plan and related trusts are designed in accordance with applicable sections of the Internal Revenue Code (the “Code”). Prior to April 16, 2010, the Plan operated under a determination letter dated August 1, 2002. Although the Plan has been amended since receiving the determination letter, the Benefits Committee believes that the Plan is designed and is currently being operated in compliance with the applicable provisions of the Code.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Benefits Committee has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2012, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements.

DEVON ENERGY CORPORATION INCENTIVE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS – CONTINUED

The Plan is subject to routine audits by taxing jurisdictions. The Internal Revenue Service is currently conducting routine audits of Devon, including the Plan, for the 2008 and 2009 tax years. The Benefits Committee believes it is no longer subject to income tax examinations for years prior to 2008. The Internal Revenue Service has made no adverse findings regarding operation of the Plan.

9.	Risk and Uncertainties

In general, the investments provided by the Plan are exposed to various risks, such as interest rate, credit and overall market volatility risks. Because of the risks associated with investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such change could materially affect the participants’ account balances and the amounts reported in the statements of net assets available for benefits.

10.	Reconciliation of Financial Statement to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2012 and 2011 to Form 5500.

	2012	2011
Net assets available for benefits per the financial statements	$671,177,255	$609,462,840
Adjustment from contract value to fair value for interest in collective trust relating to fully benefit-responsive investment contracts	120,975	(198,924)

Net assets available for benefits per Form 5500	$671,298,230	$609,263,916

The following is a reconciliation of investment income per the financial statements for 2012 to Form 5500:

2012
Net investment income per financial statements	$51,241,136
Interest income on notes receivable from participants	454,072
Adjustment from contract value to fair value for interest in collective trust relating to fully benefit-responsive investment contracts	319,899

Net investment income per Form 5500	$52,015,107

DEVON ENERGY CORPORATION INCENTIVE SAVINGS PLAN

SCHEDULE H, LINE 4i-SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2012

Identity of issue, borrower, lessor or similar party	Description of investment	Number of Shares or Units	Current Value
Devon Energy Corporation**	Common stock	1,099,715	$57,229,169

Money Market Funds:
INTEREST-BEARING CASH	Money-market securities		11,214,879
THE VANGUARD GROUP	Vanguard Money Market Fund	34,424,570	34,424,570

Mutual Funds and Collective Trust Funds:
ABERDEEN	Aberdeen Emerging Markets Fund	364,016	5,773,294
ARTISAN PARTNERS GROUP LP	Artisan International Fund	306	7,519
BLACKROCK, INC.	US Equity Index	5,174,586	75,393,713
BLACKROCK, INC.	International Equity Index	5,878,410	65,838,189
CAPITAL RESEARCH & MANAGEMENT COMPANY	Europacific Growth Fund	24,655	1,015,274
HARBOR FUNDS	Harbor International Fund	456,891	28,382,062
INVESCO	Invesco Equity Real Estate Securities Trust	38,679	3,511,291
NEUBERGER BERMAN	Neuberger Berman High Yield Bond Fund	1,754,056	16,628,443
PIMCO FUNDS	PIMCO Total Return Fund	6,857,697	77,080,517
PIMCO FUNDS	PIMCO All Asset All Authority	1,916,592	21,255,004
SEI TRUST COMPANY	PIMCO Stable Income Fund	401,067	40,392,154
WESTERN ASSET	Inflation Indexed Plus Bond Portfolio	901,468	11,024,951

Equity Securities:
ADVISORY BOARD CO	Common stock	18,259	854,339
AERCAP HOLDINGS NV	Common stock	14,300	196,196
AKORN INC	Common stock	49,733	664,433
ALEXION PHARMACEUTICALS INC	Common stock	12,813	1,201,988
ALLIANT ENERGY CORPORATION	Common stock	19,000	834,290
AMAZON.COM INC	Common stock	8,000	2,009,120
AMDOCS LTD	Common stock	19,600	666,204
AMERICAN INTERNATIONAL GROUP	Common stock	56,100	1,980,330
ANGLOGOLD ASHANTI LTD SPON ADR	Common stock	59,863	1,877,902
AON PLC	Common stock	32,400	1,801,440
APACHE CORP	Common stock	24,700	1,938,950
APPLE INC	Common stock	3,007	1,602,821
APPLIED MATERIALS INC	Common stock	62,200	711,568
ASCENA RETAIL GROUP INC	Common stock	14,600	269,954
ASPEN INSURANCE HLDGS LTD	Common stock	18,800	603,104
ATHENAHEALTH INC	Common stock	3,404	250,024
AVIS BUDGET GROUP	Common stock	9,600	190,272
B/E AEROSPACE INC	Common stock	17,028	841,183
BARNES & NOBLE INC	Common stock	18,500	279,165
BARRICK GOLD CORP (USA)	Common stock	37,400	1,309,374
BIOGEN IDEC INC	Common stock	5,178	759,457
BJ’S RESTAURANTS INC	Common stock	7,654	251,817
BLOCK H & R INC	Common stock	29,300	544,101
BOEING CO	Common stock	24,213	1,824,692
BROADCOM CORP CL A	Common stock	44,523	1,478,609
BUFFALO WILD WINGS INC	Common stock	4,545	330,967
CA INC	Common stock	106,900	2,349,662
CABLEVISION SYS CORP NY GRP A	Common stock	30,900	461,646
CACI INTERNATIONAL INC CL A	Common stock	8,600	473,258

CANADIAN NATL RESOURCES LTD	Common stock	68,050	1,964,604
CAPITAL ONE FINANCIAL CORP	Common stock	17,300	1,002,189
CASH AMERICA INTERNATIONAL INC	Common stock	12,100	480,007
CATAMARAN CORP	Common stock	21,017	990,111
CATAMARAN CORP	Common stock	19,334	910,825
CAVIUM INC	Common stock	10,862	339,003
CELGENE CORP	Common stock	21,396	1,684,293
CENTENE CORP	Common stock	15,027	616,107
CENTERPOINT ENERGY INC	Common stock	27,600	531,300
CERNER CORP	Common stock	6,781	526,477
CHART INDUSTRIES INC	Common stock	3,650	243,346
CHEMED CORP	Common stock	4,200	288,078
CHICAGO BRIDGE & IRON (NY REG)	Common stock	13,668	633,512
CHURCHILL DOWNS INC	Common stock	6,400	425,280
CISCO SYSTEMS INC	Common stock	91,800	1,803,870
CITIGROUP INC	Common stock	59,050	2,336,018
CLEARWATER PAPER CORP	Common stock	1,000	39,160
CMS ENERGY CORP	Common stock	42,000	1,023,960
COINSTAR INC	Common stock	10,800	561,708
CONCUR TECHNOLOGIES INC	Common stock	7,453	503,227
CONNS INC	Common stock	9,255	283,943
COOPER TIRE & RUBBER COMPANY	Common stock	13,200	334,752
COSTCO WHOLESALE CORP	Common stock	5,245	518,049
CROWN HOLDINGS INC	Common stock	14,800	544,788
CVS CAREMARK CORP	Common stock	23,200	1,121,720
DEVRY INC	Common stock	6,800	161,364
DIGITALGLOBE INC	Common stock	13,900	339,716
DOLBY LABORATORIES INC CL A	Common stock	15,900	466,347
DOMTAR CORP	Common stock	3,500	292,320
DR HORTON INC	Common stock	40,059	792,367
DUN & BRADSTREET CORP DEL NEW	Common stock	6,900	542,685
EBAY INC	Common stock	41,575	2,121,157
EBIX INC	Common stock	11,800	189,626
ECHOSTAR CORP CL A	Common stock	13,500	461,970
EHEALTH INC	Common stock	13,639	374,800
ELLIE MAE INC	Common stock	9,863	273,698
EMC CORP	Common stock	37,814	956,694
EMULEX CORP	Common stock	37,000	270,100
ENDO HEALTH SOLUTIONS INC	Common stock	28,700	753,949
ENERGY XXI (USA)	Common stock	12,600	405,594
ENTROPIC COMMUNICATIONS INC	Common stock	49,300	260,797
EQUINIX INC	Common stock	7,909	1,630,836
EVEREST REINSURANCE GROUP LTD	Common stock	5,900	648,705
EXACTTARGET INC	Common stock	24,245	484,900
EXLSERVICE HOLDINGS INC	Common stock	22,321	591,507
FACEBOOK INC A	Common stock	28,274	752,937
FARO TECHNOLOGIES INC	Common stock	6,703	239,163
FASTENAL CO	Common stock	12,427	580,217
FEDEX CORP	Common stock	11,090	1,017,175
FIDELITY NATL FINL INC NEW	Common stock	12,000	282,600
FIRST REPUBLIC BANK	Common stock	22,600	740,828
FLEETCOR TECHNOLOGIES INC	Common stock	4,000	214,600
FLUOR CORP	Common stock	8,833	518,850
FRESH MARKET INC	Common stock	11,810	567,943
FTI CONSULTING INC	Common stock	15,800	521,400
GAMESTOP CORP CL A	Common stock	13,400	336,206
GENERAL MOTORS CO	Common stock	58,650	1,690,880
GILEAD SCIENCES INC	Common stock	15,211	1,117,248
GLOBAL CASH ACCESS HLDGS INC	Common stock	35,900	281,456
GLOBAL PAYMENTS INC	Common stock	14,800	670,440

GOLDMAN SACHS GROUP INC	Common stock	11,400	1,454,184
GOOGLE INC A	Common stock	2,433	1,725,897
GT ADVANCED TECHNOLOGIES INC	Common stock	80,000	241,600
GUIDEWIRE SOFTWARE INC	Common stock	19,542	580,788
HALLIBURTON CO	Common stock	26,700	926,223
HANOVER INSURANCE GROUP INC	Common stock	16,400	635,336
HARTFORD FINL SVCS GROUP INC	Common stock	99,400	2,230,536
HCC INSURANCE HOLDINGS INC	Common stock	15,100	561,871
HEALTHSTREAM INC	Common stock	31,324	761,486
HELIX ENERGY SOL GRP INC	Common stock	13,600	280,704
HENRY (JACK) & ASSOCIATES INC	Common stock	9,900	388,674
HHGREGG INC	Common stock	15,200	106,704
HOLLYFRONTIER CORP	Common stock	8,700	404,985
HOMEAWAY INC	Common stock	23,745	522,390
HUMANA INC	Common stock	15,018	1,030,685
HUNT J B TRANSPORT SERVICES IN	Common stock	12,932	772,170
ICONIX BRAND GROUP INC	Common stock	17,900	399,528
IDACORP INC	Common stock	19,700	853,995
INGERSOLL RAND PLC	Common stock	21,400	1,026,344
INTERPUBLIC GROUP OF COS INC	Common stock	31,300	344,926
INTUITIVE SURGICAL INC	Common stock	1,009	494,783
IPG PHOTONICS CORP	Common stock	4,662	310,722
JACK IN THE BOX INC	Common stock	15,300	437,580
JPMORGAN CHASE & CO	Common stock	27,200	1,195,984
KANSAS CITY SOUTHERN	Common stock	18,894	1,577,271
KANSAS CITY SOUTHERN	Common stock	9,314	777,533
KEMET CORP	Common stock	40,400	203,212
KULICKE & SOFFA INDUSTRIES INC	Common stock	31,400	376,486
LAM RESEARCH CORP	Common stock	12,000	433,560
LEAR CORP NEW	Common stock	9,000	421,560
LENNAR CORP CL A	Common stock	19,408	750,507
LEXMARK INTERNATIONAL INC CL A	Common stock	19,600	454,524
LINCOLN NATIONAL CORP	Common stock	20,850	540,015
LINKEDIN CORP CL A	Common stock	13,399	1,538,473
LIVE NATION ENTERTAINMENT INC	Common stock	19,700	183,407
LIVEPERSON INC	Common stock	43,318	569,199
LOEWS CORP	Common stock	27,000	1,100,250
LULULEMON ATHLETICA INC	Common stock	8,770	668,537
MARKEL CORP	Common stock	1,100	476,762
MASTERCARD INC CL A	Common stock	3,596	1,766,643
MEDNAX INC	Common stock	6,900	548,688
MERCK & CO INC NEW	Common stock	25,100	1,027,594
METLIFE INC	Common stock	45,100	1,485,594
MFA FINANCIAL INC	Common stock	90,700	735,577
MICHAEL KORS HOLDINGS LTD	Common stock	29,784	1,519,878
MICROSOFT CORP	Common stock	48,050	1,284,377
MKS INSTRUMENTS INC	Common stock	18,500	476,930
MOODYS CORP	Common stock	23,573	1,186,193
MOSAIC CO NEW	Common stock	16,600	940,058
NETSPEND HOLDINGS INC	Common stock	16,300	192,666
NETSUITE INC	Common stock	13,846	931,836
NEUSTAR INC CL A	Common stock	6,900	289,317
NOBLE ENERGY INC	Common stock	5,900	600,266
NOVO-NORDISK AS CL B ADR	Common stock	9,373	1,529,767
NRG ENERGY INC	Common stock	27,700	636,823
OCCIDENTAL PETROLEUM CORP	Common stock	9,060	694,087
PACCAR INC	Common stock	12,004	542,701
PACCAR INC	Common stock	21,750	983,318
PALO ALTO NETWORKS INC	Common stock	8,723	466,855
PAPA JOHNS INTL INC	Common stock	3,400	186,796

PFIZER INC	Common stock	74,570	1,870,216
PHILIP MORRIS INTL INC	Common stock	6,750	564,570
PITNEY-BOWES INC	Common stock	42,400	451,136
PITNEY-BOWES INC	Common stock	27,650	294,196
POLARIS INDUSTRIES INC	Common stock	5,955	501,113
PORTFOLIO RECOVERY ASSOC INC	Common stock	6,361	679,736
POWER-ONE INC	Common stock	45,000	184,950
PRECISION CASTPARTS CORP	Common stock	9,306	1,762,743
PRICELINE.COM INC	Common stock	2,580	1,602,696
QUALCOMM INC	Common stock	25,421	1,576,610
QUESTCOR PHARMACEUTICALS INC	Common stock	10,300	275,216
RALPH LAUREN CORP	Common stock	8,860	1,328,291
RAYTHEON CO	Common stock	16,050	923,838
REALOGY HOLDINGS CORP	Common stock	26,138	1,096,750
RENT A CTR INC	Common stock	7,900	271,444
RUE21 INC	Common stock	6,100	173,179
RUE21 INC	Common stock	20,949	594,742
SALESFORCE.COM INC	Common stock	9,239	1,553,076
SALIX PHARMACEUTICALS LTD	Common stock	11,100	449,328
SALIX PHARMACEUTICALS LTD	Common stock	6,503	263,241
SANOFI SPON ADR	Common stock	56,000	2,653,280
SCHOLASTIC CORP	Common stock	10,000	295,600
SEALED AIR CORP	Common stock	21,900	383,469
SELECT COMFORT CORP	Common stock	9,467	247,751
SERVICENOW INC	Common stock	14,288	429,069
SILICON IMAGE INC	Common stock	41,500	205,840
SOLARWINDS INC	Common stock	12,521	656,726
SPIRIT AIRLINES INC	Common stock	33,200	588,304
SPLUNK INC	Common stock	17,309	502,307
STARBUCKS CORP	Common stock	30,827	1,652,944
STRATASYS LTD	Common stock	8,935	716,140
SYNNEX CORP	Common stock	7,900	271,602
TALISMAN ENERGY INC (CANA)	Common stock	181,900	2,060,927
TELLABS INC	Common stock	97,200	221,616
TERADATA CORP	Common stock	7,252	448,826
TEREX CORP	Common stock	18,601	522,874
TEVA PHARMACEUTICAL IND ADR	Common stock	33,200	1,239,688
TIME WARNER INC	Common stock	33,200	1,587,956
TIVO INC	Common stock	15,700	193,424
TOTAL SYS SVCS INC	Common stock	25,700	550,494
ULTA SALON COSMETICS & FRG INC	Common stock	8,931	877,560
ULTIMATE SOFTWARE GROUP INC	Common stock	8,719	823,161
UNDER ARMOUR INC CL A	Common stock	11,327	549,699
UNION PACIFIC CORP	Common stock	7,635	959,872
UNION PACIFIC CORP	Common stock	7,200	905,184
UNITED THERAPEUTICS CORP DEL	Common stock	7,500	400,650
UNUM GROUP	Common stock	86,900	1,809,258
URS CORP NEW	Common stock	13,800	541,788
VALASSIS COMMUNICATIONS INC	Common stock	10,300	265,534
VIACOM INC CL B	Common stock	33,150	1,748,331
VISA INC CL A	Common stock	13,757	2,085,286
VMWARE INC CL A	Common stock	16,965	1,597,085
VONAGE HOLDINGS CORP	Common stock	140,400	332,748
WASHINGTON POST CO CL B	Common stock	1,700	620,857
WELLS FARGO & CO	Common stock	41,300	1,411,634
WESTAR ENERGY INC	Common stock	25,700	735,534
WESTERN REFINING INC	Common stock	12,800	360,832
WHITE MOUNTAINS INS GROUP LTD	Common stock	1,100	566,500
WHOLE FOODS MARKET INC	Common stock	19,147	1,748,696
WILEY (JOHN) & SONS INC CL A	Common stock	9,800	381,514

WILLIS GROUP HOLDINGS PLC	Common stock	19,300	647,129
WORKDAY INC	Common stock	5,789	315,501

Brokerage Link	Participant directed accounts including certain Fidelity investment funds**		22,686,886

Notes receivable from participants**	Installment loans due from participants with maturity dates ranging from January 2013 to December 2022 and interest rates ranging from 4.25% to 9.75%.		11,009,558

			$649,997,357

**	Represents party in interest to the Plan.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator of the Plan has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

Devon Energy Incentive Savings Plan

Date: June 27, 2013	/s/ Frank W. Rudolph
Frank W. Rudolph
Executive Vice President Human Resources